DIRECT DIAL:  (303) 282-4105
E-MAIL:  fmm@dillanddill.com

July 22, 2008

Jill S. Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Rochester Resources Ltd.
Form 20-F for the Fiscal Year Ended May 31, 2007
Filed November 30, 2007
File No. 0-30390

Dear Ms. Davis:

In a letter dated May 21, 2008, Robert S. McCormack of this office notified you that Rochester Resources Ltd. (the “Company”) expected to provide responses to your comment letter of May 8, 2008 by July 11, 2008.  The Company has encountered unanticipated delays in preparing its responses to the comments concerning geological and engineering disclosures and will know by July 28, 2008 when it can provide a detailed written response to your office.

Mr. McCormack will be leaving this firm after July 25, 2008.  Please direct any communications to the undersigned.  My direct line and email address are noted above.

Thank you.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

cc:           Rochester Resources Ltd.